Exhibit 99.2

Management’s Discussion and Analysis

This management’s discussion and analysis (“MD&A”) of operations and financial condition for the first quarter of fiscal 2026, dated March 2, 2026, should be read in conjunction with the unaudited interim consolidated financial statements for the period ended January 31, 2026, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2025, which are available on VersaBank’s website at www.versabank.com, SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Except as discussed below, all other factors discussed and referred to in the MD&A for the year ended October 31, 2025, remain substantially unchanged. All currency amounts in this document are in Canadian dollars unless otherwise indicated.

Cautionary Note Regarding Forward-Looking Statements	2
About VersaBank	3
Strategy	4
Overview of Performance	8
Selected Financial Highlights	13
Financial Review – Earnings	14
Financial Review – Balance Sheet	19
Off-Balance Sheet Arrangements	28
Related Party Transactions	28
Capital Management and Capital Resources	29
Results of Operating Segments	31
Summary of Quarterly Results	34
Non-GAAP and Other Financial Measures	35
Material Accounting Policies and Use of Estimates and Judgements	38
Controls and Procedures	38
Additional Information	38

VersaBank – Q1 2026 MD&A

Cautionary Note Regarding Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may also be included in other filings with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to future events or future performance including, without limitation, statements regarding the proposed Reorganization (defined below) are forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are beyond VersaBank’s control. There is a risk that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements, as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such statements. These factors include, but are not limited to: the strength of the Canadian and US economies in general and the local economies within in which VersaBank operates; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in laws, including trade laws and tariffs, and regulations applicable to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and related effects on global supply chains and markets; the impact of outbreaks of disease or illness affecting local, national or international economies; the possible effects of terrorist activities; natural disasters and disruptions to public infrastructure (including transportation, communications, power or water supply); and VersaBank’s ability to anticipate and manage the risks associated with these factors.

Completion of the Reorganization is subject to numerous risks and uncertainties, many of which are beyond the Bank’s control, including but not limited to, the failure to obtain required shareholder, regulatory and other approvals, as well as the other important factors disclosed previously and from time to time in the Bank’s filings with the SEC and with the securities commissions or similar regulatory authorities in each of the provinces or territories of Canada.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors as well as other uncertainties and potential events. The forward-looking information contained in this management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by applicable securities laws, VersaBank does not undertake to update any forward-looking statement contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

VersaBank – Q1 2026 MD&A

About VersaBank

Digital Banking Products and Services

VersaBank (“VersaBank” or the “Bank”) is a North American bank (federally chartered in Canada and the United States) with a difference. VersaBank was one of the world's first fully digital financial institutions and today employs a cloud-based, branchless, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry. The Bank’s model is based on obtaining its deposits and providing financing digitally through other third-party financial intermediaries (referred to as “partners”) who themselves engage with the actual depositors and borrowers. This provides VersaBank with significant operating leverage, which drives efficiency and return on common equity, and significantly reduces the Bank’s risk.

VersaBank’s recent and expected continued growth is primarily the result of its unique Structured Receivable Program (“SRP”) (formerly referred to as the Receivable Purchase Program, or “RPP”), which invests in cash flow streams generated by credit assets originated and owned by companies that provide financing at the point of sale to consumers and small businesses for “big ticket” purchases. In September 2024, following its acquisition of a US bank, VersaBank broadly launched its SRP, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar US market.

Tokenized Deposit Services (Digital Meteor)

VersaBank has developed and owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Real Bank Tokenized Deposits™ (“RBTD”s™) (formerly referred to as Digital Deposit Receipts, or DDRs). RBTDs™ were developed exclusively by VersaBank using the Bank’s own banking and cybersecurity technologies, including VersaVault®. We believe that DRTC’s VersaVault® is the world’s first digital vault for security conscious organizations looking to secure their highly sensitive and confidential documents, data, code, blockchain-based assets and more.

VersaBank’s RBTDs™ are proprietary bank-issued tokenized deposits that provide superior security, stability, and regulatory compliance compared to stablecoins as highly encrypted digital representations of actual fiat currency deposits with the Bank, combining the safety and soundness of traditional banking with the efficiency, cost savings, security, and programmability of blockchain technology. In addition, the Bank expects its RBTDs™ to be eligible for conventional federal deposit insurance (subject to confirmation by regulators) and have the legal ability to pay interest, which non-bank issued stablecoins are not allowed to provide.

VersaBank is also using its proprietary VersaVault® technology to address the need in both the United States and Canada to expand its regulated custody services to the digital asset market. The Bank has signed a definitive agreement with Stablecorp Digital Currencies Inc. ("Stablecorp") under which it will serve as the custodian for Stablecorp's QCAD stablecoin, which recently became Canada's first regulatory compliant Canadian-dollar stablecoin.

VersaBank – Q1 2026 MD&A

Cybersecurity Products and Services

VersaBank also owns Minnesota-based DRT Cyber Inc. (“DRTC”), a North America leader in the provision of cybersecurity services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. DRTC deploys technology solutions to support the functions of cybersecurity, privacy, and risk management, with experience across numerous sectors to enable it to develop and deploy flexible solutions to partners’ exact requirements. The majority of DRTC’s revenue is generated and the majority of DRTC’s costs are incurred by DRTC’s wholly owned subsidiaries, Digital Boundary Group, Inc. and Digital Boundary Group Canada Inc. (collectively “Digital Boundary Group”).

VersaBank’s common shares trade on the Toronto Stock Exchange and Nasdaq under the symbol VBNK. The underlying drivers of VersaBank’s performance changes for the current and comparative periods are set out in the following sections of this MD&A.

Strategy

VersaBank’s goal is to consistently and sustainably deliver outsized growth in earnings per share by utilizing its proprietary technology and established financial intermediary partner networks to deliver innovative digital banking, financial and related solutions to under-served markets, while maintaining its low-risk profile. The Bank’s use of proprietary technology in its cloud-based, branchless, business-to-business model enables significant operating leverage, enabling the Bank to grow its assets and resulting revenue at a significantly faster rate than its non-interest expenses. A significant portion of VersaBank’s workforce are software engineers and technology support staff who are continuously upgrading and enhancing VersaBank’s software, as well as developing new software to support new business initiatives.

Digital Banking Products and Services

VersaBank’s largest opportunity and primary focus is growth in revenue (driven primarily by growth in net interest income) from its Digital Banking Operations significantly in excess of growth in non-interest expense. VersaBank expects the majority of revenue growth to be driven by the ramp up of its unique Structured Receivable Program (“SRP”) (formerly referred to as the Receivable Purchase Program, or RPP) in the underserved multi-trillion dollar US point-of-sale market. The SRP has driven the majority of VersaBank’s growth in Canada over the past five years.

VersaBank's SRP is an innovative and highly attractive digital funding solution for finance companies that provide loans and leases to consumers and small businesses for "big ticket" purchases (e.g. consumer home improvement/HVAC projects and a wide variety of commercial and recreational equipment). It was specifically designed to address an unmet need by point-of-sale financing companies for consistently available, readily accessible, and economically attractive capital using VersaBank's proprietary, state-of-the-art banking technology. Consistent with its branchless, business-to-business, partner-based digital banking strategy, VersaBank's SRP enables it to access the massive and growing consumer and small business financing market in an indirect, efficient and highly risk-mitigated manner.

VersaBank – Q1 2026 MD&A

In the US, following its acquisition of a US bank (including its national US bank charter) in September 2024, VersaBank broadly launched its SRP to the underserved multi-trillion-dollar US point-of-sale financing market. The Bank has a strong and growing pipeline of prospective SRP partners that it is aggressively pursuing. The Bank surpassed its first-year target of US$290 million with total US SRP assets of US$310 million in fiscal 2025. The Bank expects to continue to expand its business with existing US partners while adding new US partners in fiscal 2026 as the program scales.

In Canada, VersaBank remains focused on expanding its well-established SRP portfolio by deepening relationships with existing partners, adding new participants, and capturing growth opportunities driven by broader economic recovery and continued demand for SRP financing. VersaBank has access to sufficient low-cost deposit sources to fund its expected strong growth in credit assets. The Bank’s low-cost deposit sources, combined with the efficiency of its technology-based, business-to-business model, supports its objectives of maintaining a stable net interest margin over the short term and expanding its net interest margin over time. Management believes that VersaBank has one of the strongest liquidity risk profiles among North American banks, attributable to the quality, stability and stickiness of its deposit base. The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically the investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products. VersaBank has high visibility into the fixed maturities of these deposits, further enhancing its liquidity risk profile. In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms, which value the ability to use proprietary technology developed by VersaBank to seamlessly and efficiently interface with their respective administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits. The Bank expects its Insolvency Trustee deposits to increase in the short- to medium-term as the number of insolvency filings in Canada is expected to grow.

Cybersecurity Products and Services

VersaBank’s wholly owned, Minnesota-based subsidiary, DRT Cyber Inc. (“DRTC”), generates the vast majority of its revenue and incurs the vast majority of its costs through Digital Boundary Group, which addresses the high-growth market for cybersecurity and related IT privacy services arising from the growing volume of cyber threats and privacy issues challenging businesses of all sizes across all sectors (with a specialty in financial institutions) and government entities on a daily basis. DRTC has established itself as a North American leader in the markets it serves, with more than 400 clients, including large financial services companies, critical infrastructure companies and indispensable government organizations such as metropolitan police departments. DRTC is focused on growing revenue through offering new products and services to existing clients and adding new clients, capitalizing on the significant expected long-term growth in the cybersecurity and privacy market globally.

Under the US Federal Reserve’s approval of VersaBank’s 2024 acquisition of a US bank, the Bank is required to cease or divest of certain impermissible activities, including the cybersecurity services housed within DRTC and Digital Boundary Group before September 2026, or such later date as may be permitted. Such divestment could be accomplished through a number of corporate actions and the Bank has initiated a process to identify and evaluate strategic alternatives with the objective to maximize the value derived from the divestiture for shareholders.

VersaBank – Q1 2026 MD&A

Tokenized Deposit Services (Digital Meteor)

VersaBank also expects to capitalize on its leading-edge, proprietary technology enabling highly encrypted digital assets that combine the regulatory oversight and safety of traditional banking with the efficiency, cost savings, security, and flexibility of blockchain technology. VersaBank believes that its technology provides superior security, stability, and regulatory compliance compared to conventional alternatives. Held within its wholly owned subsidiary, DRTC, VersaBank’s RBTDs™ are tokenized deposits, which are digital representations of traditional bank deposits on a blockchain, offering enhanced efficiency, programmability, and security in financial transactions. RBTDs™ provide a trusted alternative for mainstream financial applications, including efficient payments, addressing the rapidly growing propensity of consumers and businesses to hold assets in e-wallets and engage in financial transactions digitally. VersaBank believes its RBTDs™ represent the next step in the evolution of such digital assets and a superior alternative to stablecoins. We expect our RBTDs to be eligible for conventional federal deposit insurance (subject to confirmation by regulators) and to have the legal ability to pay interest, while stablecoins issued in the United States under the U.S. GENIUS Act are not allowed to pay interest, and in Canada, where stablecoin legislation has been proposed but not yet adopted, it is possible that stablecoins may become subject to similar restrictions.

Management believes that licensed banks, as the trusted, regulated safekeepers of personal and business cash assets and other valuables, are naturally positioned to do the same for tokenized deposits. VersaBank has established itself as a leader in digital asset innovation. Management believes its trusted and secure solutions, along with the potential for RBTDs™ to be an ultra-low-cost source of deposit funding, will play a meaningful role in enabling banks and other entities to confidently engage in the rapidly developing field of digital commerce. Management is encouraged by the favorable stance of the current US administration with respect to digital assets and the role they can play in the future of banking and commerce in the United States, as well as around the world. To its knowledge, VersaBank is the first bank to have successfully completed a pilot program with a blockchain-based RBTDs™, in which VersaBank’s RBTDs™ provided a secure representation of federally regulated bank deposits on the Algorand, Ethereum and Stellar blockchains. As a digital asset with a continuously known value, VersaBank’s RBTDs™ provide a trusted alternative for mainstream financial applications and can be seamlessly converted to and from other digital currencies such as Bitcoin.

VersaBank is also using its proprietary VersaVault® technology to address the need in both the United States and Canada for regulated custody services for stablecoin issuers. The VersaVault system was audited and confirmed as compliant with System Organization Controls 2 Type 1 (“SOC2 Type 1”) in 2022. The Bank has signed a definitive agreement with Stablecorp Digital Currencies Inc. ("Stablecorp") under which it will serve as the custodian for Stablecorp's QCAD stablecoin, which recently became Canada's first regulatory compliant Canadian-dollar stablecoin.

The Bank expects both the issuance of its RBTDs™ and the provision of Stablecoin custody services to be an incremental source of low-cost deposits for its credit asset businesses, predominantly its SRP business.

Although the intellectual property, software and other assets related to VersaVault and the RBTD™ and Stablecoin Custody Services technology currently reside within DRTC, they are not expected to be part of any divestiture of the cybersecurity services business within DRTC.

VersaBank – Q1 2026 MD&A

In addition, VersaBank remains highly committed to, and focused on, further developing and enhancing its technology advantage, a key component of its value proposition that not only provides efficient access to VersaBank’s chosen underserved lending and deposit markets, but also delivers superior financial products and better customer service to its clients.

The underlying drivers of VersaBank’s performance for the current and comparative periods are set out in the following sections of this MD&A.

VersaBank – Q1 2026 MD&A

Overview of Performance

Note Regarding VersaBank’s First Quarter Fiscal 2026 Financial Results: VersaBank’s financial results for the first quarter of fiscal 2026 reflect non-interest expense in the amount of $1.5 million related to the project costs associated with the Reorganization (see comment below). The Reorganization is intended to enhance shareholder value, mitigate risk and reduce corporate costs over the long term. The Bank expects that the anticipated benefits of the Reorganization will exceed the associated investment however, these expected benefits are subject to various assumptions and uncertainties. The Bank incurred the majority of the costs associated with the Reorganization in fiscal 2025 and expects the Reorganization to be completed in fiscal 2026.

Note Regarding The Change In Name Of “Receivable Purchase Program” (“RPP”) To “Structured Receivable Program” (“SRP”): As part of its previously announced Reorganization (see note below), VersaBank has changed the name of its Receivable Purchase Program (“RPP”) to Structured Receivable Program (“SRP”). The underlying business model of the SRP has not changed in any way.

VersaBank – Q1 2026 MD&A

* See definition in the "Non-GAAP and Other Financial Measures" section below.

Reorganization

In May 2025, the Bank announced its intention, subject to the approval of VersaBank’s shareholders, the US Federal Reserve, the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the Minister of Finance (Canada), the Toronto Stock Exchange (“TSX”), the Nasdaq Global Select Market (“Nasdaq”), and other applicable approvals, to implement a series of transactions that would result in, among other things, a newly incorporated Delaware corporation (the “Parent”), succeeding VersaBank as the publicly traded entity in which existing shareholders hold their equity interests, thereby domesticating that public company as a US reporting issuer incorporated in Delaware (the “Reorganization”). Under the proposed terms of the Reorganization, among other things, VersaBank will adopt an amendment to its by-laws and effect certain transactions to exchange all of its outstanding common shares for shares of the Parent (the “Share Exchange”). Following the Share Exchange, VersaBank will sell all of its shares of VersaHoldings US Corp. to the Parent in exchange for a promissory note equal to the aggregate fair market value of those shares (the “Parent Note”) , which will subsequently be distributed to the Parent as a return of capital.

VersaBank – Q1 2026 MD&A

Items of note for Q1 2026

The Bank continued to realize rapid expansion of its credit asset portfolio in the US through the successful ramp up of its SRP. Following the achievement of its first-year target for SRP credit assets and the signing of an agreement with its largest US SRP partner to date at the end of the Q4 2025, the Bank grew its total SRP assets to US$472.0 million at the end of the first quarter of fiscal 2026 and is on pace to achieve its target for additional US SRP fundings in fiscal 2026 of US$1 billion.

The Bank enhanced its Canadian Mortgage and Housing Corporation ("CMHC") insured lending program such that the Bank will begin utilizing its Canadian Mortgage Bond ("CMB") Program allocation capacity to invest in CMHC-insured multi-unit residential ("MUR") term mortgages originated by partners who are well-established leaders in the Canadian MUR mortgage industry (the "Mortgage Originator") (the "Enhanced CMHC Program").

Following the Canadian federal government’s announcement of planned regulation of stablecoins in the 2025 Federal Budget, the Bank initiated collaborations with third-party stablecoin issuers on national bank-based, SOC2 Type 1-certified custody solutions that are consistent with the government's planned regulation for stablecoins in Canada. Subsequent to the end of the first quarter, the Bank announced its first stablecoin custody customer, signing a definitive agreement with Stablecorp Digital Currencies Inc. ("Stablecorp"), a pioneering Canadian digital asset infrastructure company and servicer of the QCAD Digital Trust and whose investors include Coinbase, Circle, DeFi Technologies and FTP Ventures, under which the Bank will serve as the custodian for Stablecorp's QCAD stablecoin. QCAD recently became Canada's first regulatory compliant Canadian-dollar stablecoin.

The Bank continued to steadily progress on its Reorganization and in support of that Reorganization appointed Nicolas Ospina to the newly created role of Global Chief Financial Officer with responsibility for oversight of the Bank's finance function at the corporate level and John Asma, previously Chief Financial Officer of the Bank, to Executive Vice President with responsibilities for operation and execution of strategy for Canadian Digital Banking operations.

Q1 2026 vs Q1 2025

Credit assets increased 23% to a record $5.33 billion, driven primarily by strong growth in each of the US and Canadian SRP portfolios, which, combined, increased 29%.
Total revenue increased 31% to a record $36.5 million, composed of a record net interest income of $33.9 million and non-interest income of $2.6 million;

Net interest margin (“NIM”) on credit assets was 2.64%, an increase of 28 bps. NIM was 2.25%, an increase of 17 bps. The increase in NIM was primarily due to lower cost of funds resulting from lower interest rates on renewals of maturing deposits throughout fiscal 2025 and the diminished impact of the atypically inverted yield curve that existed in the early part of fiscal 2025. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

VersaBank – Q1 2026 MD&A

Provision for credit losses (“PCL”) was $700,000 compared with a provision for credit losses of $1.0 million, with the decrease being primarily due to changes in the forward-looking information used by VersaBank in its credit risk models;

Provision for credit losses as a percentage of average credit assets was 0.05% compared with 0.09%, which remains among the lowest of the publicly traded Canadian Schedule I banks;

Non-interest expense, excluding the $1.5 million in project costs associated with the Reorganization, was $19.0 million compared with $15.7 million, with the increase due primarily to higher general operating costs consistent with increased business activities, in particular to support the Bank’s ongoing growth of the VersaBank USA operation that began on August 30, 2024;

Non-interest expenses, including the $1.5 million project costs noted above, were $20.5 million compared with $15.7 million;

Adjusted net income (excluding the $1.5 million consisting of primarily project costs associated with the Reorganization) was $12.2 million compared with $8.1 million (see Non-GAAP and Other Financial Measures), with the increase primarily due to higher revenues driven by growth in the Bank’s SRP portfolio, offset partially by incremental operating costs associated with the VersaBank USA operation;

Net income (including the $1.5 million project costs noted above) was $11.1 million compared with $8.1 million;

Adjusted income or earnings per common share (“Adjusted EPS”) (excluding the $1.5 million cost noted above) increased to $0.38 from $0.28, with the increase primarily due to higher revenues driven by the growth in the Bank’s SRP portfolio, offset partially by the impact of the December 18, 2024, treasury common share offering (see Non-GAAP and Other Financial Measures);

Income or earnings per common share (“EPS”) (including the $1.5 million project costs noted above) was $0.35 compared with $0.28;
Adjusted return on average common equity (excluding the $1.5 million in project costs associated with the Reorganization) was 8.95% compared with 7.02% (see Non-GAAP and Other Financial Measures);
Return on average common equity (including the $1.5 million in project costs noted above) was 8.16% compared with 7.02%;
Adjusted efficiency ratio (excluding the $1.5 million project costs noted above) was 52% compared with 56% (see Non-GAAP and Other Financial Measures); and,
Efficiency ratio (including the $1.5 million the project costs noted above) was unchanged at 56%.

Q1 2026 vs Q4 2025

Credit assets increased 5% to a record $5.33 billion, driven primarily by strong growth in each of the US and Canadian SRP portfolios, which, combined, increased 9%;
Total revenue increased 4% to a record $36.5 million, composed of a record net interest income of $33.9 million and non-interest income of $2.6 million;

Net interest margin (“NIM”) on credit assets was 2.64%, a marginal decrease. NIM was 2.25%, a decrease of 4 bps. The decrease in NIM was primarily due to the planned transition of some higher yielding, higher risk-weighted Multi-Family Residential Loans (“MROL”) to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital and the continued growth in the SRP portfolio, which is also composed of lower risk-weighted, lower yielding assets, offset partially by lower cost of funds. The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks;

VersaBank – Q1 2026 MD&A

Provision for credit losses (“PCL”) was $700,000 compared with a provision for credit losses of $1.3 million, with the decrease being primarily due to changes in the forward-looking information used by VersaBank in its credit risk models;

Provision for credit losses as a percentage of average credit assets was 0.05% compared with 0.11%, which remains among the lowest of the publicly traded Canadian Schedule I banks;

Non-interest expense, excluding the $1.5 million in project costs associated with the Reorganization, was $19.0 million compared with $18.2 million (which excludes Reorganization project costs of $5.7 million);

Non-interest expenses, including the $1.5 million of project costs noted above, were $20.5 million compared with $23.9 million (which includes Reorganization costs of $5.7 million), reflecting a scale down of the Reorganization costs;

Adjusted net income (excluding the $1.5 million project costs noted above) was $12.2 million compared with $10.5 million (see Non-GAAP and Other Financial Measures), with the increase primarily due to higher revenues driven by growth in the Bank’s SRP portfolio and lower non-interest expenses;

Net income (including the $1.5 million project costs noted above) was $11.1 million compared with $5.2 million, with the increase primarily due to higher revenues driven by the Bank’s expanding SRP portfolio and lower non-interest expenses, including significantly lower Reorganization costs;

Adjusted income or earnings per common share (“Adjusted EPS”) (excluding the $1.5 million project costs noted above) increased to $0.38 from $0.33, with the increase primarily due to higher revenues driven by the Bank’s expanding SRP portfolio with the growth of VersaBank USA operations (see Non-GAAP and Other Financial Measures);

Income or earnings per common share (“EPS”) (including the $1.5 million project costs noted above) was $0.35 compared with $0.16;
Adjusted return on average common equity (excluding the $1.5 million in project costs associated with the Reorganization) was 8.95% compared with 7.81% (see Non-GAAP and Other Financial Measures);
Return on average common equity (including the $1.5 million in project costs noted above) was 8.16% compared with 3.89%;
Adjusted efficiency ratio (excluding the $1.5 million project costs noted above) was unchanged at 52% (see Non-GAAP and Other Financial Measures); and,
Efficiency ratio (including the $1.5 million project costs noted above) was 56% compared with 68%.

VersaBank – Q1 2026 MD&A

Selected Financial Highlights

(unaudited)	For the three months ended
	January 31	October 31	January 31
(thousands of Canadian dollars except per share amounts)	2026	2025	2025
Results of operations
Interest income	$81,216	$77,471	$73,246
Net interest income	33,881	32,633	25,724
Non-interest income	2,633	2,459	2,103
Total revenue	36,514	35,092	27,827
Provision for (recovery of) credit losses	700	1,319	1,024
Non-interest expenses	20,546	23,871	15,699
Digital Banking	17,773	21,776	12,788
DRTC	2,835	2,525	2,966
Digital Meteor	284	(83)	309
Net income	11,069	5,204	8,143
Adjusted net income*	12,162	10,549	8,143
Income per common share:
Basic	$0.35	$0.16	$0.28
Diluted	$0.35	$0.16	$0.28
Adjusted income per common share basic and diluted*	$0.38	$0.33	$0.28
Dividends paid on common shares	$799	$802	$813
Yield*	5.39%	5.45%	5.92%
Cost of funds*	3.14%	3.15%	3.84%
Net interest margin*	2.25%	2.29%	2.08%
Net interest margin on credit assets*	2.64%	2.65%	2.36%
Return on average common equity*	8.16%	3.89%	7.02%
Adjusted return on average common equity*	8.95%	7.81%	7.02%
Book value per common share*	$16.93	$16.67	$16.03
Efficiency ratio*	56%	68%	56%
Adjusted efficiency ratio*	52%	52%	56%
Return on average total assets*	0.73%	0.37%	0.66%
Provision for (recovery of) credit losses as a % of average credit assets*	0.05%	0.11%	0.09%
	As at
Balance Sheet Summary
Cash	$628,002	$581,710	$386,693
Securities	101,276	80,923	158,546
Credit assets, net of allowance for credit losses	5,333,279	5,066,378	4,346,748
Average credit assets	5,199,829	4,922,347	4,291,432
Total assets	6,146,010	5,808,475	4,971,732
Deposits	5,248,955	4,860,863	4,133,438
Subordinated notes payable	100,160	103,516	106,824
Shareholders' equity	543,076	532,673	521,295
Capital ratios**
Risk-weighted assets	$4,031,913	$3,943,657	$3,422,768
Common Equity Tier 1 capital	516,815	509,650	500,158
Total regulatory capital	623,825	619,890	613,021
Common Equity Tier 1 (CET1) capital ratio	12.82%	12.92%	14.61%
Tier 1 capital ratio	12.82%	12.92%	14.61%
Total capital ratio	15.47%	15.72%	17.91%
Leverage ratio	8.17%	8.47%	9.67%

*  See definition in "Non-GAAP and Other Financial Measures" section below.

** Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirements and Basel III Accord.

VersaBank – Q1 2026 MD&A

Financial Review – Earnings

Total Revenue

Total revenue, which consists of net interest income and non-interest income, for the quarter ended January 31, 2026 increased 31% to a record $36.5 million compared with the same period a year ago and increased 4% compared with the fourth quarter of fiscal 2025.

Net Interest Income

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2026	2025	Change	2025	Change

Interest income
Structured receivable program	$61,322	$55,030	11%	$50,455	22%
Multi-family residential loans and other	14,330	16,832	(15%)	16,504	(13%)
Other	5,564	5,609	(1%)	6,287	(11%)
Interest income	$81,216	$77,471	5%	$73,246	11%

Interest expense
Deposit and other	$45,970	$43,473	6%	$46,130	0%
Subordinated notes	1,365	1,365	0%	1,392	(2%)
Interest expense	$47,335	$44,838	6%	$47,522	0%

Net interest income	$33,881	$32,633	4%	$25,724	32%

Non-interest income	$2,633	$2,459	7%	$2,103	25%

Total revenue	$36,514	$35,092	4%	$27,827	31%

Q1 2026 vs Q1 2025

Net interest income increased 32% to a record $33.9 million due primarily to:

Higher interest income attributable to continued SRP portfolio growth in Canada and in US; and,

Lower interest expense attributable primarily to the renewal of maturing deposits at lower interest rates and the diminished impact of the atypically inverted yield curve that existed throughout the early part of fiscal 2025, and which is now normalized in fiscal 2026.

Offset partially by:

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower regulatory capital risk-weighted credit assets with a higher return on capital deployed.

VersaBank – Q1 2026 MD&A

Q1 2026 vs Q4 2025

Net interest income increased 4% to $33.9 million due primarily to:

Higher interest income attributable to continued SRP portfolio growth in Canada and in US.

Offset partially by:

Higher interest expense attributable primarily to support ongoing SRP portfolio growth, and;

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower regulatory capital risk-weighted credit assets with a higher return on capital deployed.

Net Interest Margin

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2026	2025	Change	2025	Change

Interest income	$81,216	$77,471	5%	$73,246	11%
Interest expense	47,335	44,838	6%	47,522	0%
Net interest income	33,881	32,633	4%	25,724	32%

Average assets	$5,977,243	$5,642,982	6%	$4,905,108	22%
Yield*	5.39%	5.45%	(1%)	5.92%	(9%)
Cost of funds*	3.14%	3.15%	0%	3.84%	(18%)
Net interest margin*	2.25%	2.29%	(2%)	2.08%	8%

Average gross credit assets	$5,183,260	$4,633,941	12%	$4,273,474	21%
Net interest margin on credit assets*	2.64%	2.65%	0%	2.36%	12%
* See definition in "Non-GAAP and Other Financial Measures" section below.

Q1 2026 vs Q1 2025

Net interest margin increased 17 bps due primarily to:

Reductions in the cost of funds due to lower rates on renewals of maturing deposits over the course of fiscal 2025, and;
The diminished impact of the atypically inverted yield curve that existed in the early part of fiscal 2025.

Offset partially by:

The continued growth in the SRP portfolio, which is composed of lower risk-weighted, lower yielding assets; and a reduction in cost of funds resulting from the renewal of maturing deposits at lower interest rates; and,

VersaBank – Q1 2026 MD&A

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Q1 2026 vs Q4 2025

Net interest margin decreased 4 bps due primarily to:

Continued growth in the SRP portfolio, which is composed of lower risk-weighted, lower yielding assets; and,

The impact of the planned transition of some higher yielding, higher risk-weighted MROL to lower yielding, lower risk-weighted MROL as part of the Bank’s strategy to capitalize on opportunities for lower-risk weighted credit assets with a higher return on capital.

Offset partially by:

Reduction in cost of funds resulting from the renewal of maturing deposits at lower interest rates; and,
Lower interest expense attributable primarily due to the diminished impact of the atypically inverted yield curve that existed in the early part of fiscal 2025.

The Bank’s NIM remains amongst the highest of the publicly traded Canadian Schedule I banks.

Non-Interest Income

Non-interest income is composed of revenue generated by DRTC, MUR securitization transactions and income derived from miscellaneous transaction fees not directly attributable to credit assets.

Non-interest income increased 25% to $2.6 million from $2.1 million last year and increased 7% from $2.5 million last quarter. The increase was a function primarily of a gain on sale of all of the Bank's legacy equity investment in Stablecorp and a MUR securitization, partially offset by lower client engagements quarter over quarter and higher engagements year over year.

VersaBank – Q1 2026 MD&A

Provision for Credit Losses

(thousands of Canadian dollars)
	January 31	October 31	January 31
For the three months ended:	2026	2025	2025

Provision for (recovery of) credit losses by credit asset:
Structured receivable program	$796	$1,450	$1,188
Multi-family residential loans and other	(96)	(131)	(164)
Total provision for (recovery of) credit losses	$700	$1,319	$1,024

Q1 2026 vs Q1 2025 vs Q4 2025

VersaBank recorded a provision for credit losses in the amount of $700,000 in the current quarter compared to $1.0 million last year and $1.3 million last quarter due primarily to changes in the forward-looking information used by the Bank in its credit risk models. Provision for credit losses as a percentage of average credit assets was 0.05% compared with 0.09% last year and 0.11% last quarter, which remains among the lowest of the publicly traded Canadian Schedule I banks.

Non-Interest Expenses

(thousands of Canadian dollars)
	January 31	October 31		January 31
For the three months ended:	2026	2025	Change	2025	Change

Salaries and benefits	$10,383	$10,116	3%	$8,614	21%
General and administrative	8,367	11,801	(29%)	5,489	52%
Premises and equipment	1,796	1,954	(8%)	1,596	13%
Total non-interest expenses	$20,546	$23,871	(14%)	$15,699	31%

Efficiency Ratio	56%	68%	(18%)	56%	0%

Q1 2026 vs Q1 2025

Non-interest expenses, including $1.5 million consisting primarily of project costs associated with the Reorganization, increased 31% to $20.5 million due primarily to:

Higher general operating costs consistent with increased business activities, including costs being incurred ahead of anticipated asset growth and revenue generated from the US SRP through VersaBank USA, and;

Project costs associated with the Reorganization.

VersaBank – Q1 2026 MD&A

Q1 2026 vs Q4 2025

Non-interest expenses decreased 14% due primarily to:

A scale down of project costs associated with the Reorganization, and;
Lower general operating costs.

Income Tax Provision

The Bank’s effective tax rate for the current year is estimated to be approximately 27% compared with approximately 27% a year ago. Shifts in the Bank’s effective tax rate from the statutory rates was a function primarily of adjustments to changes in assumptions on non-deductible expenses and other permanent tax differences, the foreign exchange impact on various assets, as well as changes in earnings allocation between different tax jurisdictions. Provision for income taxes for the current quarter was $4.2 million compared with $3.0 million last year and $4.7 million last quarter.

VersaBank – Q1 2026 MD&A

Financial Review – Balance Sheet

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

Total assets	$6,146,010	$5,808,475	6%	$4,971,732	24%
Cash and securities	729,278	662,633	10%	545,239	34%
Credit assets, net of allowance for credit losses	5,333,279	5,066,378	5%	4,346,748	23%
Deposits	5,248,955	4,860,863	8%	4,133,438	27%

Total Assets

Total assets as at January 31, 2026, were $6.15 billion compared with $4.97 billion a year ago and $5.81 billion last quarter. The year-over-year and sequential increases were due primarily to growth in VersaBank’s SRP portfolio.

Cash and securities

Cash and securities, which are held primarily for liquidity purposes, at January 31, 2026, were $729.3 million, or 12% of total assets, compared with $545.2 million, or 11% of total assets a year ago, and $662.6 million, or 11% of total assets last quarter. The increase in liquidity asset balances reflects the impact of the additional liquidity held at VersaBank USA in advance of projected growth.

VersaBank – Q1 2026 MD&A

As at January 31, 2026, the Bank held securities totaling $101.3 million (October 31, 2025 - $80.9 million), including accrued interest, comprised of US Treasury Bills with a carrying value of $91.7 million, Government of Canada Treasury Bills with a carrying value of $2.1 million and other securities with a carrying value of $7.5 million.

Credit assets

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

Structured receivable program	$4,393,457	$4,043,007	9%	$3,401,328	29%
Multi-family residential loans and other	922,823	1,007,232	(8%)	927,978	(1%)
	5,316,280	5,050,239	5%	4,329,306	23%

Allowance for credit losses	(7,916)	(7,279)		(4,233)
Accrued interest	24,915	23,418		21,675

Total credit assets, net of allowance for credit losses	$5,333,279	$5,066,378	5%	$4,346,748	23%

VersaBank organizes its Credit Asset portfolios into the following two broad asset categories: Structured Receivable Program (previously referred to as “Receivable Purchase Program”) and Multi-Family Residential Loans and Other . These categories have been established in VersaBank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Structured Receivable Program (“SRP”) category is composed of investments in the expected cash flow streams derived primarily from consumer and small business loans and leases that are originated and owned throughout their lifetime by VersaBank’s SRP partners, as well as asset-backed securities that have similar underlying assets noted in the SRP portfolio.

The Multi-Family Residential Loans and Other (“MROL”) category is composed of two major sub-segments:  Multi-Family Residential Loans, which consists of CMHC-insured (zero-risk weighted for regulatory capital purposes) loans and uninsured loans to real estate developers to finance the construction phase of development of multi-family, student residence, condominium and retirement home properties, as well as term and bridge loans to real estate developers secured by completed aforementioned properties and units.  It also includes the public sector and infrastructure loans and leases. The majority of these loans are business-to-business loans with the underlying credit risk exposure being primarily residential in nature, given that the vast majority of the loans are related to properties that are designated primarily for residential use. The portfolio benefits from diversity in its underlying security in the form of a broad range of such collateral properties.

VersaBank – Q1 2026 MD&A

Credit assets increased 23% year-over-year and 5% sequentially to $5.33 billion due primarily to:

Higher SRP portfolio balances, which increased 29% year-over-year and 9% sequentially, due primarily to consistent demand for home improvement/HVAC receivable financing in Canada and the US.

Offset partially by:

Lower multi-family residential lending balances, primarily in the lower risk-weighted CMHC-insured portfolio.

Residential Mortgage Exposures

In accordance with the OSFI Guideline B-20 – Residential Mortgage Underwriting Practices and Procedures, additional information is provided regarding the Bank’s residential mortgage exposure. For the purposes of the Guideline, a residential mortgage is defined as a loan to an individual that is secured by residential property (one-to-four-unit dwellings) and includes home equity lines of credit (“HELOCs”). This differs from the classification of residential mortgages used by the Bank which also includes multi-family residential mortgages.

Under OSFI’s definition, the Bank’s exposure to residential mortgages at January 31, 2026 was $5.6 million compared with $4.1 million a year ago and $4.5 million last quarter. The Bank does not currently offer residential mortgages to the public. The Bank did not have any HELOCs outstanding at January 31, 2026, last quarter or a year ago.

Credit Quality and Allowance for Credit Losses

VersaBank closely monitors its credit asset portfolio, the portfolio’s underlying borrowers, as well as its origination partners to ensure that management maintains effective visibility on credit trends that could provide an early warning indication of the emergence of any elevated risk in VersaBank’s credit asset portfolios.

VersaBank – Q1 2026 MD&A

Allowance for Credit Losses

The Bank maintains an allowance for expected credit losses (or ECL allowance) that is adequate, in management’s opinion, to absorb all credit-related losses in the Bank’s credit assets and treasury portfolios. Under IFRS 9 the Bank’s allowance for expected credit losses is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing credit assets, and non-performing, or impaired credit assets, even if no actual loss event has occurred.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

ECL allowance by lending asset:
Structured receivable program	$6,227	$5,431	15%	$1,971	216%
Multi-family residential loans and other	1,689	1,848	(9%)	2,262	(25%)
Total ECL allowance	$7,916	$7,279	9%	$4,233	87%

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

ECL allowance by stage:
ECL allowance stage 1	$5,014	$4,679	7%	$3,683	36%
ECL allowance stage 2	280	426	(34% )	492	(43% )
ECL allowance stage 3	2,622	2,174	21%	58
Total ECL allowance	$7,916	$7,279	9%	$4,233	87%

VersaBank’s ECL allowance as at January 31, 2026, was $7.92 million compared with $4.23 million a year ago and $7.28 million last quarter due primarily to:

Changes in the forward-looking information used by the Bank in its credit risk models, and;
Higher credit asset balances.

Forward-looking information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information, into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”) and loss-given default (“LGD”) term structure forecasts for its credit assets. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward-looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VersaBank – Q1 2026 MD&A

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data sourced from Moody’s Analytics and utilized by the Bank for the purpose of sensitizing probability of default and loss given default term structure data to forward economic conditions include, but are not limited to: real GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the bank’s assets, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

The key assumptions driving the quarterly outlook for 2026 include global tariff policies, which carry uncertainty regarding their size, scope, and timing. While policy volatility has eased, tariffs remain a key constraint, raising cross border costs and weighing on supply chains, exports, and business investment in both Canada and the United States. As a result, economic growth is expected to remain modest through 2026, with no recession anticipated but limited upside amid ongoing geopolitical and trade related risks. The Bank of Canada and the US Federal Reserve are expected to maintain a cautious easing bias as growth slows, with some rate reductions likely in 2026, though the extent of easing may be constrained by residual inflation pressures. Labour market conditions are expected to soften modestly, with slower hiring reflecting weaker demand; in Canada, reduced immigration flows are expected to temper labour force growth. Inflation is expected to continue moderating gradually, supported by easing commodity prices and softer demand, though tariff related cost pressures may slow the pace of disinflation.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2026 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios.

VersaBank – Q1 2026 MD&A

A summary of the key forecast macroeconomic indicator data trends utilized by VersaBank for the purpose of sensitizing lending asset credit risk parameter term structure forecasts to forward looking information, which in turn are used in the estimation of VersaBank’s reported ECL, as well as in the assessment of same are presented in the charts below (see Expected Credit Loss Sensitivity below).

Expected Credit Loss Sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual forecast macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2026:

(thousands of Canadian dollars)
	Reported	100%		100%		100%
	ECL	Upside		Baseline		Downside

Allowance for expected credit losses	$7,916	$7,384		$7,829		$8,582
Provision (recovery) from reported ECL		(533)		(88)		666
Variance from reported ECL (%)		(7%	)	(1%	)	8%

The uncertainty associated with interest rates, inflation and unemployment trends given the expectation of an economic slowdown in both Canada and the US, as well as elevated geo-political risk, may result in VersaBank’s estimated ECL amounts exhibiting some future volatility, which in turn may result in the Bank recognizing higher provisions for credit losses in the future.

Considering the analysis set out above and based on management’s review of the credit asset and credit data comprising VersaBank’s lending portfolio, combined with management’s interpretation of the available forecast macroeconomic and industry data, management is of the view that its reported ECL allowance represents a reasonable proxy for potential future credit losses.

VersaBank – Q1 2026 MD&A

Deposits

VersaBank has established three core low-cost deposit funding channels: Deposit brokers in Canada and the US, Licensed Insolvency Trustee firms in Canada, and cash reserves retained from VersaBank’s SRP partners, which are classified as other liabilities.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

Licensed insolvency trustee firms	$880,034	$888,620	(1%)	$781,962	13%
Deposit brokers	4,368,921	3,972,243	10%	3,351,476	30%
Total deposits	$5,248,955	$4,860,863	8%	$4,133,438	27%

The majority of VersaBank’s Canadian and US deposits are sourced through deposit brokers, specifically investment dealers, wealth management firms and financial advisory firms that distribute the Bank’s term deposit products to their respective end clients.

In Canada, the Bank also sources deposits through Licensed Insolvency Trustee firms that value the ability to use VersaBank’s proprietary technology to seamlessly and efficiently interface with their administrative software, which results in a lower cost of funds to the Bank compared to conventional deposits.

Substantially all of the Bank's deposits are eligible for federal government -funded insurance, by CDIC in Canada and by FDIC in the US, up to their respective limits.

Q1 2026 vs Q1 2025

Deposits increased 27% to $5.2 billion due primarily to:

Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth; and,
Higher deposits from Licensed Insolvency Trustee firms attributable to an increase in the volume of Canadian consumer and commercial bankruptcy and proposal restructuring proceedings year-over-year.

Q1 2026 vs Q4 2025

Deposits increased 8% due primarily to:

Higher deposits from brokers attributable to VersaBank increasing activity in its broker market network to fund balance sheet growth.

VersaBank – Q1 2026 MD&A

Subordinated Notes Payable

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2026	2025	2025

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of US $75.0 million, fixed effective interest rate of 5.38%, maturing May 2031. The fixed rate applies only until May 1, 2026, at which point the obligation switches to floating rate and the notes are redeemable by the Bank, subject to regulatory approval.	$100,160	$103,516	$106,824

	$100,160	$103,516	$106,824

Subordinated notes payable, net of issue costs, were $100.2 million as at January 31, 2026, compared with $106.8 million a year ago and $103.5 million last quarter. The year-over-year and quarter-over-quarter variances were a function primarily attributable to the change in the USD/CAD foreign exchange spot rate related to the US $75.0 million subordinated note.

Shareholders’ Equity

Shareholders’ equity was $543.1 million as at January 31, 2026, compared with $521.3 million a year ago and $532.7 million last quarter.

On December 18, 2024 the Bank completed a treasury offering of 5,660,378 common shares at a price of USD $13.25 per share, at the time the equivalent of CAD $18.95 per share, for gross proceeds of USD $75.0 million. On December 24, 2024, the underwriters of the aforementioned offering exercised their full over-allotment option to purchase an additional 849,056 common shares (15% of the 5,660,378 common shares issued via the base offering referenced above) at a price of USD $13.25 per share, or at the time the equivalent of CAD $19.07 per share, for gross proceeds of USD $11.2 million. Total net cash proceeds from the common share offering was CAD $116.0 million. However, the Bank’s share capital increased by CAD $116.3 million corresponding to the common share offering and tax effected issue costs in the amount of CAD $6.2 million.

At January 31, 2026, there were 32,069,447 common shares outstanding compared with 32,518,786 common shares outstanding a year ago and 31,945,535 common shares outstanding last quarter.

The Bank issued 123,912 Common Shares in connection with the exercise of stock options during the current quarter for proceeds of $2.0 million. In the same period year ago, the Bank issued 6,775 Common Shares in connection with the exercise of stock options for proceeds of $108,000. No common shares were issued in connection with the exercise of stock options in the sequential quarter.

VersaBank – Q1 2026 MD&A

On April 28, 2025, the Bank received approval from the TSX to proceed with a Normal Course Issuer Bid ("NCIB") for its common shares. Pursuant to the NCIB, VersaBank may purchase for cancellation up to 2,000,000 of its common shares, representing approximately 8.99% of its public float. As of April 21, 2025, the public float comprised 22,237,283 common shares and there were 32,518,786 issued and outstanding common shares in total. The average daily trading volume ("ADTV") of VersaBank's common shares on the TSX for the six months of October 1, 2024 – March 31, 2025 (the "Preceding Six Month Period") was 37,761 common shares. Daily purchases under the NCIB will be limited to 25% of the ADTV, which is 9,440 common shares, other than block purchase exceptions. During the Preceding Six-Month Period, 20,321,293 VersaBank common shares were traded on all exchanges. Of that total, 4,720,219 common shares were traded on the TSX and the remaining 15,601,074 common shares were traded on other exchanges including the Nasdaq.

The ability to make purchases commenced on April 30, 2025 and will terminate on April 29, 2026, or such earlier date as VersaBank may complete its purchases pursuant to the NCIB. The purchases will be made by VersaBank through the facilities of the TSX and the Nasdaq and in accordance with the rules of the TSX or the Nasdaq, as applicable, and the prices that VersaBank will pay for any common shares will be the market price of such shares at the time of acquisition. VersaBank will make no purchases of common shares other than open market purchases. All common shares purchased under the NCIB will be cancelled.

For the quarter ended January 31, 2026, no shares were purchased and cancelled by the Bank. In the same period year ago, no shares were purchased and cancelled. In the sequential quarter, the Bank purchased and cancelled 222,109 common shares for $3.5 million, reducing the Bank’s common share capital value by $2.4 million and retained earnings by $1.1 million.

Q1 2026 vs Q1 2025 vs Q4 2025

Shareholders’ equity increased 4% compared with a year ago and 2% compared with last quarter. The year-over-year and sequential increases were due primarily to higher retained earnings attributable to net income earned over the current quarter and common shares issued on stock options exercised, offset partially by payment of common share dividends in the current quarter.

VersaBank’s book value per common share as at January 31, 2026, was $16.93 compared with $16.03 a year ago and $16.67 last quarter. The year-over-year and sequential increases were due primarily to higher retained earnings attributable to net income earned in the current quarter, offset partially by common shares issued on stock options exercised and the payment of dividends over the same period.

See note 9 to the unaudited interim consolidated financial statements for additional information relating to share capital.

Stock-Based Compensation

Stock options are accounted for using the fair value method which recognizes the fair value of the stock option over the applicable vesting period as an increase in salaries and benefits expense with the same amount being recorded in contributed surplus. VersaBank recognized compensation expense for the current quarter totaling $nil compared with $75,000 for the same period a year ago and $6,000 last quarter, relating to the estimated fair value of stock options granted. See note 9 to the unaudited interim consolidated financial statements for additional information relating to stock options.

VersaBank – Q1 2026 MD&A

Updated Share Information

As at March 2, 2026, there were no changes since January 31, 2026 in the number of common shares and common share options outstanding.

Off-Balance Sheet Arrangements

As at January 31, 2026, VersaBank did not have any significant off-balance sheet arrangements other than an interest rate swap contract, a foreign exchange forward contract, loan commitments and letters of credit attributable to normal course business activities. See notes 12 and 13 to the unaudited interim consolidated financial statements for more information.

Related Party Transactions

VersaBank’s related parties include members of the Board of Directors and Senior Executive Officers represented as key management personnel and significant minority shareholders. See note 14 to the unaudited interim consolidated financial statements for additional information on related party transactions and balances.

VersaBank – Q1 2026 MD&A

Capital Management and Capital Resources

The table below presents VersaBank’s regulatory capital position, risk-weighted assets and regulatory capital and leverage ratios for the current and comparative periods.

(thousands of Canadian dollars)
	January 31	October 31		January 31
	2026	2025	Change	2025	Change

Common Equity Tier 1 capital	$516,815	$509,650	1%	$500,158	3%

Total Tier 1 capital	$516,815	$509,650	1%	$500,158	3%

Total Tier 2 capital	$107,010	$110,240	(3%)	$112,863	(5%)

Total regulatory capital	$623,825	$619,890	1%	$613,021	2%

Total risk-weighted assets	$4,031,913	$3,943,657	2%	$3,422,768	18%
Capital ratios
CET1 capital ratio	12.82%	12.92%	(1%)	14.61%	(12%)
Tier 1 capital ratio	12.82%	12.92%	(1%)	14.61%	(12%)
Total capital ratio	15.47%	15.72%	(2%)	17.91%	(14%)
Leverage ratio	8.17%	8.47%	(4%)	9.67%	(16%)

VersaBank reports its regulatory capital ratios using the Standardized approach for calculating risk-weighted assets, as defined under Basel III, which may require VersaBank to carry more capital for certain credit exposures compared with requirements under the Advanced Internal Ratings Based (“AIRB”) methodology. As a result, regulatory capital ratios of banks that utilize the Standardized approach are not directly comparable with the large Canadian banks that employ the AIRB methodology.

OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for purposes of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 (“CET1”) capital ratio, an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.5% capital conservation buffer.

The year-over-year and sequential changes exhibited by VersaBank’s reported regulatory capital levels, regulatory capital ratios and leverage ratio were a function primarily of retained earnings growth and changes to VersaBank’s risk-weighted asset balances and composition. The year-over-year variance also reflects the treasury offering of common shares on December 18, 2024 and the purchase and cancellation of common shares under the NCIB.

For more information regarding capital management, please see note 15 to VersaBank’s January 31, 2026, unaudited interim Consolidated Financial Statements as well as the Capital Management and Capital Resources section of VersaBank’s MD&A for the year ended October 31, 2025.

VersaBank – Q1 2026 MD&A

Liquidity

The unaudited Consolidated Statement of Cash Flows for the three months ended January 31, 2026, shows cash provided by operations in the amount of $55.6 million compared with cash used in operations in the amount of $89.1 million for the same period last year. The current period reflects deposits raised and cash from operations exceeding the outflows to fund credit assets. The comparative period reflects outflows to fund credit assets as well as a net cash outflows from deposits maturity exceeding deposits raised and cash from operations. Based on factors such as liquidity requirements and opportunities for investment in credit assets and securities, VersaBank may manage the amount of deposits it raises and credit assets it funds in ways that result in the balances of these items giving rise to either negative or positive cash flow from operations. VersaBank will continue to fund its operations and meet contractual obligations as they become due using cash on hand and by closely managing its flow of deposit raising activities.

Interest Rate Sensitivity

The table below presents the duration difference between VersaBank’s assets and liabilities and the potential after-tax impact of a 100-basis point shift in interest rates on VersaBank’s earnings during a 12-month period if no remedial actions are taken. As at January 31, 2026, the duration difference between assets and liabilities was (2.0) months compared with (0.9) months as at October 31, 2025. As at January 31, 2026, VersaBank’s assets would reprice faster than its liabilities in the event of a future change in interest rates.

(thousands of Canadian dollars)
	January 31, 2026		October 31, 2025
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$2,229	$(2,468)	$2,582	$(2,824)

Duration difference between assets and liabilities (months)	(2.0)		(0.9)

Contractual Obligations

As at January 31, 2026, the Bank held a number of designated hedging instruments to manage interest rate and foreign exchange exposures. The Bank had an outstanding interest rate swap with a notional amount of $19.7 million, entered into for asset liability management purposes and qualifying for hedge accounting, which swaps between fixed and floating interest rates.

In addition, the Bank has designated foreign exchange forward contracts as net investment hedges in respect of its US operations: a USD $138.6 million forward to hedge the net investment in VersaBank USA and a USD $14.0 million forward, entered during 2025, to hedge the net investment in VersaFinance US Corp; both instruments are intended to reduce exposure to fluctuations between the Group’s functional currency (CAD) and the US dollar. The Bank also entered into a USD $12.1 million foreign exchange forward to mitigate foreign exchange risk on an intercompany loan denominated in USD arising from an intercompany transfer of assets. These hedging arrangements are intended to minimize the Banks exposure to movements in interest rates and in the CAD/USD exchange rate.

There have been no other significant changes in contractual obligations as disclosed in VersaBank’s MD&A and Audited Consolidated Financial Statements for the year ended October 31, 2025.

VersaBank – Q1 2026 MD&A

Results of Operating Segments

(thousands of Canadian dollars)
for the three months ended	January 31, 2026
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,107	$6,774	$-	$-	$-	$33,881
Non-interest income	476	-	528	1,975	(346)	2,633
Total revenue	27,583	6,774	528	1,975	(346)	36,514

Provision for (recovery of) credit losses	681	19	-	-	-	700
	26,902	6,755	528	1,975	(346)	35,814

Non-interest expenses:
Salaries and benefits	6,663	1,733	206	1,781	-	10,383
General and administrative	7,378	799	30	506	(346)	8,367
Premises and equipment	925	275	48	548	-	1,796
	14,966	2,807	284	2,835	(346)	20,546

Income (loss) before income taxes	11,936	3,948	244	(860)	-	15,268

Income tax provision	3,222	1,142	65	(230)	-	4,199

Net income (loss)	$8,714	$2,806	$179	$(630)	$-	$11,069

Total assets	$5,134,288	$1,009,961	$10,535	$16,139	$(24,913)	$6,146,010

Total liabilities	$4,850,594	$754,775	$517	$28,263	$(31,215)	$5,602,934

for the three months ended	October 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$27,399	$5,234	$-	$-	$-	$32,633
Non-interest income	250	(15)	673	1,898	(347)	2,459
Total revenue	27,649	5,219	673	1,898	(347)	35,092

Provision for (recovery of) credit losses	1,365	(46)	-	-	-	1,319
	26,284	5,265	673	1,898	(347)	33,773

Non-interest expenses:
Salaries and benefits	7,446	1,213	130	1,327	-	10,116
General and administrative	10,941	924	140	143	(347)	11,801
Premises and equipment	929	323	276	426	-	1,954
	19,316	2,460	546	1,896	(347)	23,871

Income (loss) before income taxes	6,968	2,805	127	2	-	9,902

Income tax provision	3,840	806	33	19	-	4,698

Net income (loss)	$3,128	$1,999	$94	$(17)	$-	$5,204

Total assets	$5,050,922	$759,733	$10,207	$24,538	$(36,925)	$5,808,475

Total liabilities	$4,777,508	$498,822	$8,006	$28,319	$(36,853)	$5,275,802

for the three months ended	January 31, 2025
	Digital Banking	Digital Banking	Digital Meteor	DRTC	Eliminations/	Consolidated
	Canada	USA			Adjustments
Net interest income	$23,685	$2,039	$-	$-	$-	$25,724
Non-interest income	125	1	342	1,989	(354)	2,103
Total revenue	23,810	2,040	342	1,989	(354)	27,827

Provision for (recovery of) credit losses	1,033	(9)	-	-	-	1,024
	22,777	2,049	342	1,989	(354)	26,803

Non-interest expenses:
Salaries and benefits	5,289	1,164	217	1,944	-	8,614
General and administrative	4,716	597	44	486	(354)	5,489
Premises and equipment	903	109	48	536	-	1,596
	10,908	1,870	309	2,966	(354)	15,699

Income (loss) before income taxes	11,869	179	33	(977)	-	11,104

Income tax provision	3,105	76	-	(220)	-	2,961

Net income (loss)	$8,764	$103	$33	$(757)	$-	$8,143

Total assets	$4,707,062	$256,627	$11,236	$25,340	$(28,533)	$4,971,732

Total liabilities	$4,350,601	$115,351	$8,922	$21,548	$(45,985)	$4,450,437

VersaBank – Q1 2026 MD&A

Digital Banking Canada

Note: The financial results for Digital Banking Canada contain certain non-interest expenses for general corporate administrative costs.

Q1 2026 vs Q1 2025

Net income decreased $50,000, or 1%, to $8.7 million due primarily to the $1.5 million in project costs associated with the Reorganization and higher general corporate administrative costs, offset partially by higher net interest income and lower provision for credit losses.

Q1 2026 vs Q4 2025

Net income increased $5.6 million, or 179%, due primarily to higher net interest income, lower project costs associated with the Reorganization, lower general non-interest expenses and a lower provision for credit losses.

Digital Banking USA

Q1 2026 vs Q1 2025

Net income increased $2.7 million to $2.8 million due primarily to higher net interest income, offset partially by higher non-interest expenses, reflecting the onboarding of staff and related operating expenses to support the expansion of VersaBank USA.

Q1 2026 vs Q4 2025

Net income increased $800,000 due primarily to higher net interest income, offset partially by higher non-interest expenses reflecting the onboarding of staff and related operating expense to support the expansion of VersaBank USA.

DRTC (Cybersecurity Services)

Q1 2026 vs Q1 2025

DRTC net loss was $630,000 compared to a net loss of $757,000 last year. The decreased loss was due primarily to higher operating expenses a year ago related to the onboarding support cost for new cybersecurity offerings beginning in fiscal 2025.

Q1 2026 vs Q4 2025

DRTC net loss was $630,000 compared to a net loss of $17,000 last quarter. The decrease was due primarily higher operating expenses and lower revenue driven by lower client engagements in the current quarter.

VersaBank – Q1 2026 MD&A

Strategic Divestiture of DRTC:

In furtherance of the Bank’s strategic initiatives and in consideration of current U.S. regulatory requirements, management has expressed its intention to cease and/or divest of certain non-bank activities housed within DRTC, a subsidiary operating within the cybersecurity and financial technology industry, and Digital Boundary Group, Inc. and Digital Boundary Group Canada Inc. (collectively, the “Digital Boundary Group Entities”), subsidiaries of DRTC operating within the penetration testing industry. The Bank has initiated an active program to locate a buyer and complete the divestiture plan.

As of January 31, 2026, DRTC and the Digital Boundary Group Entities have not been classified as “held for sale” under IFRS 5 –Non‑current Assets Held for Sale and Discontinued Operations, as certain required criteria have not yet been fully satisfied. While management has not begun actively marketing DRTC and the Digital Boundary Group Entities for sale, these subsidiaries are also not yet available for immediate sale in their present condition and continue to be integral to the Bank’s ongoing operations. Management will continue to monitor and evaluate the status of the planned divestiture, including the progress of the active sales program. The subsidiaries will be reclassified as “held for sale” and presented in accordance with IFRS 5 once all conditions for such classification are met.

Certain members of management hold convertible preferred shares in DRTC. In accordance with DRTC’s by‑laws, these shares will automatically convert into an aggregate 28% common share ownership stake in DRTC upon the occurrence of a change‑of‑control event.

Digital Meteor Inc.

Q1 2026 vs Q1 2025

Digital Meteor Inc. net income was $179,000 compared to a net income of $33,000 last year. The trend in earnings was due primarily to higher revenue driven by higher client engagements in the current period and lower operating expenses.

Q1 2026 vs Q4 2025

Digital Meteor Inc. net income was $179,000 compared to a net income of $94,000 last quarter. The trend in earnings was due primarily to lower operating expenses, offset partially by lower revenue driven by lower client engagements in the current quarter.

VersaBank – Q1 2026 MD&A

Summary of Quarterly Results

(thousands of Canadian dollars,
except per share amounts)	2026	2025				2024
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

Results of operations:
Interest income	$81,216	$77,471	$73,987	$70,976	$73,246	$73,238	$71,646	$71,243
Yield on assets (%)	5.39%	5.45%	5.58%	5.81%	5.92%	6.23%	6.40%	6.66%
Interest expense	47,335	44,838	44,208	42,944	47,522	48,337	46,702	45,001
Cost of funds (%)	3.14%	3.15%	3.33%	3.52%	3.84%	4.11%	4.17%	4.21%
Net interest income	33,881	32,633	29,779	28,032	25,724	24,901	24,944	26,242
Net interest margin (%)	2.25%	2.29%	2.25%	2.29%	2.08%	2.12%	2.23%	2.45%
Net interest margin on credit assets (%)	2.64%	2.65%	2.55%	2.59%	2.36%	2.34%	2.41%	2.52%
Non-interest income	2,633	2,459	1,804	2,107	2,103	2,384	2,052	2,259
Total revenue	36,514	35,092	31,583	30,139	27,827	27,285	26,996	28,501
Provision for (recovery of) credit losses	700	1,319	1,181	889	1,024	(156)	(1)	16
Non-interest expenses	20,546	23,871	21,649	17,516	15,699	19,365	13,534	12,185
Efficiency ratio	56%	68%	69%	58%	56%	71%	50%	43%
Adjusted efficiency ratio	52%	52%	55%	58%	56%	71%	50%	43%
Tax provision	4,199	4,698	2,171	3,205	2,961	2,560	3,758	4,472
Net income	$11,069	$5,204	$6,582	$8,529	$8,143	$5,516	$9,705	$11,828
Adjusted net income	$12,162	$10,549	$9,670	$8,529	$8,143	$5,516	$9,705	$11,828
Income per share
Basic	$0.35	$0.16	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45
Diluted	$0.35	$0.16	$0.20	$0.26	$0.28	$0.20	$0.36	$0.45
Adjusted income per common share basic and diluted	$0.38	$0.33	$0.30	$0.26	$0.28	$0.20	$0.36	$0.45
Return on average common equity	8.16%	3.89%	4.94%	6.67%	7.02%	5.28%	9.63%	12.36%
Adjusted return on average common equity	8.95%	7.81%	7.24%	6.67%	7.02%	5.28%	9.63%	12.36%
Return on average total assets	0.73%	0.37%	0.50%	0.70%	0.66%	0.45%	0.85%	1.08%

The financial results for each of the last eight quarters are summarized above. Key drivers of VersaBank’s sequential performance changes for the current reporting period were:

Credit asset growth attributable to continued growth in the SRP portfolio;
Lower NIM attributable primarily to lower yields earned on the Bank’s credit assets, offset partially by lower cost of funds;
Lower provision for credit losses attributable primarily to changes in the forward-looking information used by the Bank in its credit risk models; and,
Lower non-interest expense attributable primarily to a scale down of project costs associated with the Reorganization and lower general operating costs in the quarter.

Subsequent events

On January 7, 2026, the Bank entered into a Purchase and Assumption Agreement with Stearns Bank National Association. Under the Agreement, the Bank agreed to sell certain assets associated with the Bank’s branch located at 580 Main Street, Holdingford, Minnesota, to Stearns Bank National Association, which also agreed to assume certain deposit liabilities related to that location. The timing and financial impact to the Bank relating to this deal are still to be determined due to uncertainty relating to regulatory approvals.

VersaBank – Q1 2026 MD&A

Non-GAAP and Other Financial Measures

Non-GAAP and other financial measures are not standardized financial measures under the financial reporting framework used to prepare the financial statements of the Bank to which these measures relate. These measures may not be comparable to similar financial measures disclosed by other issuers. The Bank uses these financial measures to assess its performance and as such believes these financial measures are useful in providing readers with a better understanding of how management assesses the Bank’s performance.

Non-GAAP Measures

Return on Average Common Equity is defined as annualized net income less amounts relating to preferred share dividends, divided by average common shareholders’ equity, which is average shareholders’ equity less amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Return on average common equity
Net income	$11,069	$5,204	$8,143
Annualized net income	43,915	20,646	32,306
Average common equity	$538,294	$530,408	$460,249
Return on average common equity	8.16%	3.89%	7.02%

Adjusted Return on Average Common Equity is defined as annualized net income less amounts relating to the Reorganization and related tax effect and amounts relating to preferred share dividends, divided by adjusted average common shareholders’ equity, which is average shareholders’ equity less amounts relating to the Reorganization and related tax effect and amounts relating to preferred shares recorded in equity.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Adjusted return on average common equity
Net income	$11,069	$5,204	$8,143
Adjustment to non-interest expenses	1,507	5,678	-
Ajdustment to income tax provisions	(414)	(333)	-
Adjusted net income	12,162	10,549	12,452
Annualized adjusted net income	48,251	41,852	32,306
Adjusted average common equity	$538,840	$535,682	$460,249
Adjusted return on average common equity	8.95%	7.81%	7.02%

VersaBank – Q1 2026 MD&A

Book Value per Common Share is defined as Shareholders’ Equity less amounts relating to preferred shares recorded in equity, divided by the number of common shares outstanding.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Book value per common share
Common equity	$543,076	$532,673	$521,295
Shares outstanding	32,069,447	31,945,535	32,518,786
Book value per common share	$16.93	$16.67	$16.03

Return on Average Total Assets is defined as annualized net income less amounts relating to preferred share dividends, divided by average total assets.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Return on average total assets
Net income	$11,069	$5,204	$8,143
Annualized net income	43,915	20,646	32,306
Average Assets	$5,977,243	$5,642,982	$4,905,108
Return on average total assets	0.73%	0.37%	0.66%

Adjusted Net Income is defined as net income less amounts relating primarily to the Reorganization and related tax effect. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Adjusted net income
Net income	$11,069	$5,204	$8,143
Adjustment to non-interest expenses	1,507	5,678	-
Ajdustment to income tax provisions	(414)	(333)	-
Adjusted net income	$12,162	$10,549	$8,143

Adjusted EPS is defined as annualized net income less amounts relating primarily to the Reorganization and related tax effect and amounts relating to preferred share dividends, divided by weighted average numbers of common shares. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Adjusted income per common share
Net income	$11,069	$5,204	$8,143
Adjustment to non-interest expenses	1,507	5,678	-
Ajdustment to income tax provisions	(414)	(333)	-
Adjusted net income	12,162	10,549	8,143
Weighted average number of common shares outstanding	31,968,831	32,111,346	29,060,949
Adjusted income per common share	$0.38	$0.33	$0.28

VersaBank – Q1 2026 MD&A

Other Financial Measures

Yield is calculated as interest income (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Yield does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Cost of Funds is calculated as interest expense (as presented in the Consolidated Statements of Comprehensive Income) divided by average total assets. Cost of funds does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin or Spread are calculated as net interest income divided by average total assets. Net interest margin or spread does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Net Interest Margin on Credit Assets is calculated as net interest income adjusted for the impact of cash, securities and other assets, divided by average gross credit assets. This metric does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Efficiency Ratio is calculated as non-interest expenses from consolidated operations as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

Adjusted Efficiency Ratio is calculated as non-interest expenses from consolidated operations income less amounts relating primarily to project costs associated with the Reorganization, as a percentage of total revenue (as presented in the interim Consolidated Statements of Comprehensive Income). This ratio does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

	January 31	October 31	January 31
(thousands of Canadian dollars)	2026	2025	2025
Adjusted efficiency ratio
Non-interest expenses	$20,546	$23,871	$15,699
Adjustment to non-interest expenses	(1,507)	(5,678)	-
Adjusted non-interest expenses	19,039	18,193	15,699

Total revenue	36,514	35,092	27,827
Adjusted efficiency ratio	52%	52%	56%

Provision for (Recovery of) Credit Losses as a Percentage of Average Total Credit Assets captures the provision for (recovery of) credit losses (as presented in the interim Consolidated Statements of Comprehensive Income) as a percentage of VersaBank’s average credit assets, net of allowance for credit losses. This percentage does not have a standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other financial institutions.

VersaBank – Q1 2026 MD&A

Basel III Common Equity Tier 1, Tier 1, Total Capital Adequacy and Leverage Ratios are determined in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions (Canada) (OSFI).

Material Accounting Policies and Use of Estimates and Judgements

Material accounting policies and use of estimates and judgements are detailed in note 2 and note 3 of VersaBank’s 2025 Audited Consolidated Financial Statements. There have been no material changes in accounting policies since October 31, 2025.

Controls and Procedures

During the quarter ended January 31, 2026, there were no changes in VersaBank’s internal controls over financial reporting, that have materially affected or are reasonably likely to materially affect VersaBank’s internal controls over financial reporting.

Additional Information

Additional information regarding VersaBank, including its Annual Information Form for the year ended October 31, 2025, is available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar, as well as on VersaBank’s website at www.versabank.com.

VersaBank – Q1 2026 MD&A